Exhibit 99.1

Volvo Car Launches New V90 BiFuel Station Wagon

~ Leverages same Westport natural gas technology as award-winning sports wagon ~

VANCOUVER, June 23, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport") (TSX:WPT / NASDAQ:WPRT), a premier global company for the engineering, manufacturing and supply of alternative fuel systems and components, today announced that Volvo Car will launch the BiFuel version of its new V90 station wagon. This vehicle is based on the same engine technology as the Volvo V60 sports wagon which recently won second place in the Best Environmental Car in Sweden - company car category.

This engine can run on either compressed natural gas (CNG)/biomethane or petrol and forms part of Volvo Car's Engine Architecture, which ranks as one of the best engine families in the world. It is expected to offer low emissions of 120g CO2 when run on CNG and 40g CO2 when 100% Biogas is used. As well as showcasing excellent green credentials, the car will also feature a high-performance 254 horsepower engine, 350NM torque and an eight-speed automatic gearbox to ensure a world-class driving experience.

"The Volvo V90 BiFuel will be an important model for us. It will primarily benefit our taxi fleet customers, and it will also be good for companies with an explicit environmental policy," said Fredrik Isakson, Manager Fleet Sales and Business Development at Volvo Car Sverige.

"Westport and Volvo Car are working together to provide customers with leading natural gas technology, great performance and ultimately a low-emissions profile. By collaborating with OEMs, like Volvo Car, we are able to develop vital technology solutions to reduce emissions and continue to meet demand for premium natural gas vehicles," said Nancy Gougarty, President and COO of Westport.

"The combination of Volvo Car's exemplary automotive engineering and Westport's advanced natural gas technology ensures that the V90 BiFuel will provide both a superior driving experience and excellent environmental benefits. The 254 horsepower engine makes it the most powerful CNG car on the market and, therefore, the natural choice for high-performance green driving", said Anders Johansson, Managing Director, Westport Sweden.

Sales of the V90 BiFuel, which will supersede the Volvo V70, will start in Sweden in June, 2016. Vehicle deliveries are expected to start in December, 2016.

About Westport Fuel Systems Inc.
Westport Fuel Systems Inc. engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the qualities and performance and timing of commercialization of the bi-fuel version of the Volvo V90 station wagon, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

Image with caption: "Volvo V90 Bi-Fuel Station Wagon (CNW Group/Westport Fuel Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160623_C3479_PHOTO_EN_720584.jpg

%CIK: 0001370416

For further information: Investor Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: 604-718-2011, media@westport.com; Sales Inquiries - Europe: Per-Inge Kruse, Customer Director, Westport, T: +46 (0) 31 757 8533, pkruse@westport.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 23-JUN-16